EXHIBIT 99.9
Form of Advertisement

Infosys Technologies Limited
Regd. Office: Electronics City, Hosur Road, Bangalore - 560 100, India.

Audited financial results for the quarter and nine months ended December 31, 2006
(in Rs. crore, except per share data)
	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2006	2005	2006	2005	2006
Income from software services and products	3,454	2,398	9,594	6,535	9,028
Software development expenses	1,888	1,276	5,299	3,508	4,887
Gross profit	1,566	1,122	4,295	3,027	4,141
Selling and marketing expenses	182	129	530	374	499
General and administration expenses	235	160	688	469	653
Operating profit before interest and depreciation	1,149	833	3,077	2,184	2,989
Interest	-	-	-	-	-
Depreciation	129	109	336	274	409
Operating profit before tax and exceptional items	1,020	724	2,741	1,910	2,580
Other income (net)	60	(2)	255	73	144
Provision for investments	-	-	3	-	-
Net profit before tax and exceptional items	1,080	722	2,993	1,983	2,724
Provision for taxation	122	80	340	226	303
Net profit after tax and before exceptional items	958	642	2,653	1,757	2,421
Income from sale of Investments	-	-	6	-	-
Net profit after tax and exceptional items	958	642	2,659	1,757	2,421
Paid-up equity share capital (par value Rs. 5/- each, fully paid) (see note 2)	279	137	279	137	138
Reserves and surplus	9,363	7,113	9,363	7,113	6,759
Earnings per share (par value Rs. 5/- each)*
Before Exceptional items
Basic*	17.20	11.72	47.82	32.27	44.34
Diluted*	16.82	11.39	46.70	31.35	43.10
After Exceptional items
Basic*	17.20	11.72	47.93	32.27	44.34
Diluted*	16.82	11.39	46.81	31.35	43.10
Dividend per share (par value Rs. 5/- each)
Interim dividend*	-	-	5.00	3.25	3.25
Final dividend*	-	-	-	-	4.25
Silver Jubilee special dividend*	-	-	-	-	15.00
Total dividend*	-	-	5.00	3.25	22.50
Total dividend percentage (%)*	-	-	100.00	65.00	450.00
Total Public Shareholding (unaudited) #
Number of shares*	35,54,77,282	36,49,80,096	35,54,77,282	36,49,80,096	36,67,83,082
Percentage of shareholding	63.72	66.47	63.72	66.47	66.55
*Adjusted for the issue of bonus shares in the ratio of 1:1 allotted on July 15, 2006 as per Accounting Standard 20 (AS 20) on Earnings Per Share.
# Total public shareholding as defined under clause 40A of the listing agreement (excludes shares held by founders and American Depository Receipt holders).
(in Rs. crore)
	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2006	2005	2006	2005	2006
Staff costs	1,631	1,140	4,608	3,061	4,273
Items exceeding 10% of aggregate expenditure	-	-	-	-	-
Details of other income:
Interest on deposits with banks and others	30	25	100	73	132
Dividends on investment in liquid mutual funds	36	24	83	54	71
Miscellaneous income	13	4	28	10	18
Exchange differences	(19)	(55)	44	(64)	(77)
Total	60	(2)	255	73	144

Audited consolidated financial results of Infosys Technologies Limited and its subsidiaries for the quarter and nine months ended December 31, 2006
(in Rs. crore, except per share data)
	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2006	2005	2006	2005	2006
Income from software services, products and business process management	3,655	2,532	10,121	6,897	9,521
Software development and business process management expenses	1,938	1,327	5,437	3,644	5,066
Gross profit	1,717	1,205	4,684	3,253	4,455
Selling and marketing expenses	236	158	661	448	600
General and administration expenses	285	186	829	547	764
Operating profit before interest, depreciation, amortization and minority interest	1,196	861	3,194	2,258	3,091
Interest	-	-	-	-	-
Depreciation	141	117	369	293	437
Operating profit before tax, minority interest and exceptional items	1,055	744	2,825	1,965	2,654
Other income (net)	59	(5)	253	68	139
Provision for investments	-	-	3	1	1
Net profit before tax, minority interest and exceptional items	1,114	739	3,075	2,032	2,792
Provision for taxation	130	83	359	233	313
Net profit after tax, before minority interest and exceptional items	984	656	2,716	1,799	2,479
Income from sale of Investments	-	-	6	-	-
Net profit after tax, exceptional items and before minority interest	984	656	2,722	1,799	2,479
Minority interest	1	7	10	13	21
Net profit after tax, exceptional items and minority interest	983	649	2,712	1,786	2,458
Paid-up equity share capital (par value Rs. 5/- each, fully paid) (see note 2)	279	137	279	137	138
Reserves & surplus	9,436	7,175	9,436	7,175	6,828
Preference shares issued by subsidiary	-	-	-	-	-
Earnings per share (par value Rs. 5/- each) *
Before Exceptional items
Basic*	17.64	11.85	48.75	32.80	45.03
Diluted*	17.24	11.52	47.61	31.87	43.78
After Exceptional items
Basic*	17.64	11.85	48.88	32.80	45.03
Diluted*	17.24	11.52	47.73	31.87	43.78
Dividend per share (par value Rs. 5/- each)
Interim dividend*	-	-	5.00	3.25	3.25
Final dividend*	-	-	-	-	4.25
Silver Jubilee special dividend*	-	-	-	-	15.00
Total dividend*	-	-	5.00	3.25	22.50
Total dividend percentage (%)*	-	-	100.00	65.00	450.00
Total Public Shareholding (unaudited) #
Number of shares*	35,54,77,282	36,49,80,096	35,54,77,282	36,49,80,096	36,67,83,082
Percentage of shareholding	63.72	66.47	63.72	66.47	66.55
* Adjusted for the issue of bonus shares in the ratio of 1:1 allotted on July 15, 2006 as per Accounting Standard 20 (AS 20) on Earnings Per Share.
# Total public shareholding as defined under clause 40A of the listing agreement (excludes shares held by founders and American Depository Receipt holders).

Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses, after eliminating intra-group balances and transactions and resulting unrealized gains / losses. The consolidated financial statements are prepared by applying uniform accounting policies.

Note:
1.	The audited quarterly financials have been taken on record by the Board of Directors at its meeting held on January 11, 2007. There are no qualifications in the auditors' reports for these periods. The information presented above is extracted from the audited financial statements as stated.
2.	During the nine months ended December 31, 2006 and 2005 and the year ended March 31, 2006 the company issued 67,38,508; 79,09,228 and 99,68,862 equity shares respectively, pursuant to the exercise of stock options by certain employees under the 1998 and 1999 stock option plans.
3.	Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended December 31, 2006:
Nature of complaints received	Opening balance	Additions	Disposal	Closing balance
Dividend / Annual report related	-	264	264	-
4.	Infosys was liable to pay Aeronautical Development Agency (ADA) a maximum amount of Rs. 20 crore (US$ 4.4 million) by June 12, 2012 through a revenue sharing arrangement towards acquisition of Intellectual Property Rights in AUTOLAY, a commercial software application product used in designing high performance structural systems. During the quarter Infosys foreclosed the arrangement by paying the net present value of the future revenue share amounting to Rs. 13.5 crore (US$ 3 million). The remainder of the liability amounting to Rs. 6.5 crore (US$ 1.4 million) has been written back and disclosed in Other Income.
5.	Effective April 1, 2006 the company adopted the revised accounting standard on employee benefits. Pursuant to the adoption, the additional obligations of the company amounted to Rs. 13 crore. As required by the standard, the obligation has been recorded with the transfer of
Rs. 13 crore to general reserves.

6.	Corporate actions: On October 12, 2006, the Board of Directors approved an interim dividend of Rs. 5 per share (100% on an equity share of par value of Rs. 5/-) which was subsequently paid.
7.	At the Annual General Meeting held on June 10, 2006, the shareholders approved 1:1 bonus issue (stock dividend) for all shareholders including the ADR holders i.e. one additional equity share for every one existing share held by the members by capitalizing a part of the reserves. The bonus shares were subsequently issued.
8.	The final dividend of Rs. 4.25/- per share for fiscal 2006 and the Silver Jubilee special dividend of Rs. 15/- per share was approved by the shareholders at the Annual General Meeting held on June 10, 2006 and the same was paid subsequently.

9.	Matters relating to subsidiaries:
On December 8, 2006, the shareholders of Infosys BPO approved a buy-back of up to 12,79,963 equity shares at a fair market value of Rs. 604/- per equity share. Pursuant to the buy-back offer, Infosys BPO bought back 11,39,469 equity shares which were subsequently cancelled on December 29, 2006. As of December 31, 2006 Infosys holds 99.91% of the outstanding equity shares of Infosys BPO Limited.
10.	On August 29, 2006, Progeon Limited was renamed Infosys BPO Ltd., India and on July 21, 2006, Infosys Technologies (Shanghai) Co. Limited was renamed Infosys Technologies (China) Co. Limited.
11.	During the nine months ended December 31, 2006, the company invested US$ 2 million (Rs. 9 crore) as capital and disbursed a loan of US$ 2 million (Rs. 9 crore) to its wholly owned subsidiary, Infosys Technologies (China) Co. Limited. The loan is repayable within five years from the date of disbursement at the discretion of the subsidiary. As of December 31, 2006 the company has invested US$ 7 million (Rs. 32 crore) as equity capital and US$ 5 million (Rs. 23 crore) as loan in the subsidiary.
12.	During the nine months ended December 31, 2006, the company invested US$ 3 million (Rs. 14 crore) in its wholly owned subsidiary, Infosys Consulting Inc. As of December 31, 2006 the company has invested an aggregate of US$ 20 million (Rs. 90 crore) in the subsidiary.
13.	On June 30, 2006, the company completed the acquisition of the entire holdings (87,50,000 shares amounting to 23% of the equity on a fully diluted basis) of Citicorp International Finance Corporation ("CIFC") in Infosys BPO Limited ("Infosys BPO") for a consideration amounting to Rs. 530 crore (US$ 115 million). The net consideration of Rs. 309 crore, after withholding taxes of Rs. 221 crore, was remitted to CIFC on the same date.

14.	Changes to Board of Directors: Sen. Larry Pressler retired by rotation as a director of the company at the Annual General Meeting held on June 10, 2006 and did not seek re-election.
15.	Mr. Jeffrey Lehman was appointed as an additional director of the company effective April 14, 2006. The appointment was approved by the shareholders of the company at the Annual General Meeting held on June 10, 2006.
16.	Mr. N. R. Narayana Murthy, Chairman and Chief Mentor, turned 60 on August 20, 2006 and as per the service rules of the company, he retired from the services of the company on that date. In this connection the Board, at its meeting held on July 12, 2006, appointed Mr. Murthy as an Additional Director of the company. Further the Board also appointed Mr. Murthy as the Non-Executive Chairman of the Board and Chief Mentor with effect from August 21, 2006.
17.	The Board, at its meeting held on July 12, 2006 re-designated Mr. Nandan M. Nilekani as the Chief Executive Officer and Managing Director and Mr. S. Gopalakrishnan as President, Chief Operating Officer and Joint Managing Director with effect from August 21, 2006.

18.	Investments:
During the nine months ended December 31, 2006, the company received an amount of US$ 1 million (Rs. 5 crore) being the balance held in escrow account released on fulfillment of the escrow obligations on account of sale of investment in Yantra Corporation. The income is disclosed separately as an exceptional item in the profit and loss account.
19.	During the nine months ended December 31, 2006 the company received Rs. 1 crore from CiDRA Corporation towards redemption of shares on recapitalization. The remainder of investment was written off against the provision made earlier.

20.	Others:
During the quarter, Infosys completed a sponsored secondary offering of 3,00,00,000 American Depositary Shares (ADSs), representing 3,00,00,000 equity shares (one equity share represents one ADS) at a price of US$ 53.50 per ADS excluding underwriting discounts and commissions. The aggregate size of the offering exceeded US$ 1.6 billion, which was the largest international equity offering from India.
21.	Infosys was added to the NASDAQ-100 Index effective with the market opening on December 18, 2006. The NASDAQ-100 Index is composed of the 100 largest non-financial stocks on the NASDAQ Stock Market in terms of market capitalization. Infosys is the first Indian company to be added to the NASDAQ-100 Index and is the only Indian company to be part of any of the major global indices.

Segment reporting (Consolidated - Audited)
(in Rs. crore)
	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2006	2005	2006	2005	2006
Revenue by industry segment
Financial services	1,411	911	3,813	2,481	3,427
Manufacturing	469	357	1,390	942	1,324
Telecom	671	400	1,853	1,139	1,566
Retail	383	262	988	701	968
Others	721	602	2,077	1,634	2,236
Total	3,655	2,532	10,121	6,897	9,521
Less: Inter-segment revenue	-	-	-	-	-
Net revenue from operations	3,655	2,532	10,121	6,897	9,521
Segment profit before tax, interest, depreciation, amortization and minority interest:
Financial services	453	301	1,142	794	1,074
Manufacturing	141	112	420	286	402
Telecom	216	157	633	436	601
Retail	134	86	314	224	311
Others	252	205	685	518	703
Total	1,196	861	3,194	2,258	3,091
Less: Interest	-	-	-	-	-
Other un-allocable expenditure	141	117	369	293	437
(excluding un-allocable income)
Operating profit before tax, minority interest and exceptional items	1,055	744	2,825	1,965	2,654

Notes on segment information

Principal segments

The company's operations predominantly relate to providing technology services, delivered to clients globally, operating in various industry segments. Accordingly, revenues represented along industry verticals comprise the primary basis of the segmental information set out above.

Segmental capital employed

Fixed assets used in the company's business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and support services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities has been made.

By order of the Board for Infosys Technologies Limited

Bangalore , India	S. Gopalakrishnan	Nandan M. Nilekani
January 11, 2007	President, Chief Operating Officer and Joint Managing Director	Chief Executive Officer and Managing Director

The Board has also taken on record the unaudited consolidated results of Infosys Technologies Limited and its subsidiaries for the quarter and nine months ended December 31, 2006, prepared as per US GAAP. A summary of the financial statements is as follows:

(in US$ million, except per ADS data)
	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2006	2005	2006	2005	2006 (Audited)
Revenues	821	559	2,227	1,559	2,152
Cost of revenues	468	319	1,280	890	1,244
Gross profit	353	240	947	669	908
Net income	218	143	591	403	555
Earnings per American Depositary Share (ADS)
Basic	0.39	0.26	1.07	0.74	1.02
Diluted	0.38	0.26	1.04	0.72	0.99
Total assets	2,517	1,862	2,517	1,862	2,066
Cash and cash equivalents	589	477	589	477	889
Liquid mutual funds	498	492	498	492	170

The reconciliation of net income as per Indian GAAP (audited) and US GAAP (unaudited) is as follows:
(in US$ million)
	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2006	2005	2006	2005	2006
Consolidated net profit as per Indian GAAP	221	143	597	403	555
Stock compensation expenses (SFAS 123R)	(2)	-	(4)	-	-
Amortization of intangible assets	(1)	-	(2)	-	-
Consolidated net income as per US GAAP	218	143	591	403	555

Certain statements in this release concerning our future growth prospects are forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry.

Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2006, our Quarterly Reports on Form 6-K for the quarters ended June 30, 2006 and September 30, 2006 and our other recent filings. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.